Marunouchi 2-chome Building 2-5-1, Marunouchi, Chiyoda-ku, Tokyo 100-8333

October 11, 2012

BY EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated September 21, 2012 to Mizuho Financial Group, Inc.

Dear Mr. West:

Mizuho Financial Group, Inc. (the “Company”) is submitting this letter in connection with the Staff’s review of and comments to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2012 filed on July 23, 2012, and the Company’s responses to the Staff’s comments, dated September 21, 2012 which were submitted on October 11, 2012 on behalf of the Company by its legal counsel, Simpson Thacher & Bartlett LLP, as well as any subsequent comments the Staff may have to such reports and any response of the Company thereto.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mr. Takahiro Saito of Simpson Thacher & Bartlett LLP at +81-3-5562-6214 (fax: +81-3-5562-6202; email: tsaito@stblaw.com) with any questions.

Mr. Hugh West

Accounting Branch Chief

October 11, 2012

Very truly yours,

/s/ Hideyuki Takahashi
Hideyuki Takahashi
Managing Director / CFO

cc:	Simpson Thacher & Bartlett LLP

Mr. Takahiro Saito